Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao ReportsSecond Quarter 2026 Unaudited Financial Results

Hangzhou, China – August 20, 2026 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an AI solutions provider specializing in learning and advertising, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Total net revenues were RMB1.5 billion (US$216.2 million), representing a 3.5% increase from the same period in 2025.

o	Net revenues from learning services were RMB795.6 million (US$117.3 million), representing a 20.9% increase from the same period in 2025.

o	Net revenues from smart devices were RMB86.8 million (US$12.8 million), representing a 31.5% decrease from the same period in 2025.

o	Net revenues from online marketing services were RMB584.4 million (US$86.1 million), representing a 7.7% decrease from the same period in 2025.

•	Gross margin was 48.9%, compared with 43.0% for the same period in 2025.

•	Income from operations was RMB111.5 million (US$16.4 million), increasing by nearly 2.9 times from the same period in 2025.

•	Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders were RMB0.62 (US$0.09) and RMB0.61 (US$0.09), respectively, compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB0.15 for the same period of 2025. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.76 (US$0.11) and RMB0.75 (US$0.11), respectively, compared with RMB0.11 and RMB0.10 for the same period of 2025.

“We delivered another strong quarter, with continued revenue growth, record operating profit and robust operating cash flow, marking our eighth consecutive quarter of operating profitability,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao. “These results reflect the progress we are making toward healthier and more sustainable growth.”

“AI is increasingly translating into tangible business results across Youdao. Learning services maintained strong growth, supported by Youdao Lingshi and our expanding portfolio of AI-driven subscription products, while our disciplined focus on higher-quality opportunities further improved the profitability of online marketing services. With the continued advancement of Confucius 4 and our AI Agent portfolio, we will deepen the application of AI across learning and advertising to enhance user experience, improve operating efficiency and drive sustainable growth,” Dr. Zhou concluded.

Second Quarter 2026 Financial Results

Net Revenues

Net revenues for the second quarter of 2026 were RMB1.5 billion (US$216.2 million), representing a 3.5% increase from RMB1.4 billion for the same period of 2025.

Net revenues from learning services were RMB795.6 million (US$117.3 million) for the second quarter of 2026, representing a 20.9% increase from RMB657.8 million for the same period of 2025. The year-over-year increase was primarily driven by the strong momentum of tutoring services compared with the same period of 2025.

Net revenues from smart devices were RMB86.8 million (US$12.8 million) for the second quarter of 2026, representing a 31.5% decrease from RMB126.8 million for the same period of 2025, primarily due to a decline in demand for smart learning devices.

Net revenues from online marketing services were RMB584.4 million (US$86.1 million) for the second quarter of 2026, representing a 7.7% decrease from RMB632.9 million for the same period of 2025. The year-over-year decrease reflects Youdao’s disciplined, strategic approach to engagement acceptance, which places greater emphasis on higher ROI (return on investment) engagements. Youdao believes this strategy has enhanced the overall operational efficiency of its business.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2026 was RMB716.9 million (US$105.7 million), representing a 17.6% increase from RMB609.4 million for the same period of 2025. Gross margin was 48.9% for the second quarter of 2026, compared with 43.0% for the same period of 2025.

Gross margin for learning services was 65.5% for the second quarter of 2026, compared with 59.8% for the same period of 2025. The improvement was primarily attributable to improved economies of scale resulting from increased revenues from learning services.

Gross margin for smart devices was 32.8% for the second quarter of 2026, compared with 41.5% for the same period of 2025. The decrease was mainly attributable to increased bill-of-materials cost for smart devices.

Gross margin for online marketing services was 28.7% for the second quarter of 2026, compared with 25.8% for the same period of 2025.

Operating Expenses

Total operating expenses for the second quarter of 2026 were RMB605.3 million (US$89.2 million), compared with RMB580.6 million for the same period of last year.

Sales and marketing expenses for the second quarter of 2026 were RMB424.1 million (US$62.5 million), representing an increase of 5.5% from RMB401.8 million for the same period of 2025. This increase was primarily driven by increased sales and marketing efforts associated with learning services.

Research and development expenses for the second quarter of 2026 were RMB142.0 million (US$20.9 million), representing an increase of 10.7% from RMB128.3 million for the same period of 2025. The increase was primarily driven by Youdao’s increased investments in cutting-edge AI technology to enhance product and service quality.

General and administrative expenses for the second quarter of 2026 were RMB39.2 million (US$5.8 million), representing a decrease of 22.3% from RMB50.4 million for the same period of 2025. The decrease was mainly attributable to a decrease in expected credit losses on the Company’s accounts receivables.

Income from Operations

As a result of the foregoing, income from operations for the second quarter of 2026 was RMB111.5 million (US$16.4 million), increasing by nearly 2.9 times from RMB28.8 million for the same period in 2025. The margin of income from operations was 7.6%, compared with 2.0% for the same period of last year.

Net Income/(Loss) Attributable to Youdao’s Ordinary Shareholders

Net income attributable to Youdao’s ordinary shareholders for the second quarter of 2026 was RMB73.8 million (US$10.9 million), compared with net loss attributable to Youdao’s ordinary shareholders of RMB17.8 million for the same period of last year. Non-GAAP net income attributable to Youdao’s ordinary shareholders for the second quarter of 2026 was RMB90.6 million (US$13.4 million), surging over sevenfold from RMB12.5 million for the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders for the second quarter of 2026 were RMB0.62 (US$0.09) and RMB0.61 (US$0.09), respectively, compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB0.15 for the same period of 2025. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders were RMB0.76 (US$0.11) and RMB0.75 (US$0.11), respectively, compared with RMB0.11 and RMB0.10 for the same period of 2025.

Other Information

As of June 30, 2026, Youdao’s cash, cash equivalents, current and non-current restricted cash, and short-term investments totaled RMB849.3 million (US$125.2 million), compared with RMB743.2 million as of December 31, 2025. For the second quarter of 2026, net cash provided by operating activities was RMB334.2 million (US$49.3 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan amid a changing regulatory environment, generate operating cash flows, and secure external financing for future development. As of June 30, 2026, Youdao has received various forms of financial support from NetEase Group, including, among others, RMB878.0 million in a short-term loan, and US$118.9 million in long-term loans maturing on March 31, 2030, drawn from a US$300.0 million revolving loan facility.

As of June 30, 2026, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB835.1 million (US$123.1 million), compared with RMB847.7 million as of December 31, 2025.

Share Repurchase Program

On November 17, 2022, the Company announced that its Board of Directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months beginning on November 18, 2022. This amount was subsequently increased to US$40.0 million in August 2023. In November 2025 and August 2026, the Board approved amendments to this Program, each extending its expiration date by one year, ultimately to November 17, 2027. As of June 30, 2026, the Company had repurchased a total of approximately 7.5 million ADSs in the open market under the share repurchase program for a total consideration of approximately US$33.8 million.

Announcement on Change in Management

The Company also announced today that Mr. William Lei Ding has resigned from his position as a director of the Company’s Board of Directors, effective August 18, 2026, for personal reasons. Mr. Jinhai Chen was appointed as a director of the Company’s Board of Directors, effective August 18, 2026.

Jinhai Chen currently serves as vice president of NetEase Cloud Music Inc. (HKEX: 9899). Prior to joining NetEase Cloud Music in 2020, Mr. Chen served as technical director at Tencent Holdings Limited (HKEX: 0700) from 2014 to 2020. Mr. Chen received his master’s degree in information and communication engineering from Harbin Institute of Technology.

Conference Call

Youdao’s management team will host a teleconference call with a simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, August 20, 2026 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, August 20, 2026). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Conference ID:	2290552

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until August 27, 2026:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	2290552

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is strategically positioned as an AI solutions provider specializing in learning and advertising. Youdao mainly offers learning services, online marketing services and smart devices – all powered by advanced technologies. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income attributable to the Company’s ordinary shareholders as net income attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, impairment of long-term investments, gain from fair value change of long-term investment and adjustment for GAAP to non-GAAP reconciling item for the loss/(income) attributable to noncontrolling interests. Non-GAAP net income attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of June 30,	As of June 30,
	2025	2026	2026
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	439,731	568,568	83,797
Restricted cash	1,990	1,540	227
Short-term investments	298,290	275,904	40,663
Accounts receivable, net	381,243	332,255	48,968
Inventories	140,776	114,043	16,808
Amounts due from NetEase Group	321,359	261,066	38,476
Prepayment and other current assets	139,117	141,119	20,799
Total current assets	1,722,506	1,694,495	249,738

Non-current assets:
Property, equipment and software, net	44,603	37,837	5,576
Operating lease right-of-use assets, net	46,943	60,493	8,916
Long-term investments	19,811	15,025	2,214
Goodwill	109,944	109,944	16,204
Other assets, net	31,238	38,791	5,717
Total non-current assets	252,539	262,090	38,627

Total assets	1,975,045	1,956,585	288,365

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payables	110,003	65,844	9,704
Payroll payable	294,824	235,696	34,737
Amounts due to NetEase Group	22,818	18,712	2,758
Contract liabilities	847,707	835,112	123,080
Taxes payable	43,515	57,118	8,418
Accrued liabilities and other payables	738,045	809,296	119,277
Short-term loan from NetEase Group	878,000	878,000	129,401
Total current liabilities	2,934,912	2,899,778	427,375

Non-current liabilities:
Long-term lease liabilities	18,840	27,447	4,045
Long-term loans from NetEase Group	926,588	807,000	118,937
Other non-current liabilities	28,802	29,150	4,296
Total non-current liabilities	974,230	863,597	127,278

Total liabilities	3,909,142	3,763,375	554,653

Shareholders’ deficit:
Youdao’s shareholders’ deficit	(1,974,058)	(1,844,677)	(271,871)
Noncontrolling interests	39,961	37,887	5,583
Total shareholders’ deficit	(1,934,097)	(1,806,790)	(266,288)

Total liabilities and shareholders’ deficit	1,975,045	1,956,585	288,365

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.7851 on the last trading day of June (June 30, 2026) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	657,838	627,477	795,607	117,258	1,260,252	1,423,084
Smart devices	126,821	109,405	86,822	12,796	317,319	196,227
Online marketing services	632,882	611,140	584,432	86,135	1,138,232	1,195,572
Total net revenues	1,417,541	1,348,022	1,466,861	216,189	2,715,803	2,814,883

Cost of revenues (2)	(808,181)	(745,729)	(749,986)	(110,534)	(1,492,216)	(1,495,715)
Gross profit	609,360	602,293	716,875	105,655	1,223,587	1,319,168

Operating expenses:
Sales and marketing expenses (2)	(401,826)	(382,183)	(424,104)	(62,505)	(759,467)	(806,287)
Research and development expenses (2)	(128,321)	(115,371)	(142,043)	(20,935)	(243,795)	(257,414)
General and administrative expenses (2)	(50,414)	(47,238)	(39,182)	(5,775)	(87,485)	(86,420)
Total operating expenses	(580,561)	(544,792)	(605,329)	(89,215)	(1,090,747)	(1,150,121)
Income from operations	28,799	57,501	111,546	16,440	132,840	169,047

Interest income	628	935	907	134	1,145	1,842
Interest expense	(16,566)	(13,609)	(12,073)	(1,779)	(32,670)	(25,682)
Others, net	(29,118)	3,483	(11,376)	(1,677)	(30,078)	(7,893)
(Loss)/Income before tax	(16,257)	48,310	89,004	13,118	71,237	137,314

Income tax expenses	(4,279)	(4,497)	(11,601)	(1,710)	(14,174)	(16,098)
Net (loss)/income	(20,536)	43,813	77,403	11,408	57,063	121,216
Net loss/(income) attributable to noncontrolling interests	2,773	(5,236)	(3,616)	(533)	1,917	(8,852)
Net (loss)/income attributable to ordinary shareholders of the Company	(17,763)	38,577	73,787	10,875	58,980	112,364

Basic net (loss)/income per ADS	(0.15)	0.33	0.62	0.09	0.50	0.95
Diluted net (loss)/income per ADS	(0.15)	0.32	0.61	0.09	0.49	0.93

Shares used in computing basic net (loss)/income per ADS	117,868,295	118,671,804	118,907,994	118,907,994	117,732,413	118,790,556
Shares used in computing diluted net (loss)/income per ADS	117,868,295	120,444,180	120,626,317	120,626,317	119,583,256	120,535,906

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.7851 on the last trading day of June (June 30, 2026) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

Share-based compensation in each category:
Cost of revenues	152	300	317	47	764	617
Sales and marketing expenses	840	1,300	1,415	209	1,568	2,715
Research and development expenses	2,898	4,781	7,350	1,083	5,250	12,131
General and administrative expenses	2,695	2,241	3,389	499	4,233	5,630

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	657,838	627,477	795,607	117,258	1,260,252	1,423,084
Smart devices	126,821	109,405	86,822	12,796	317,319	196,227
Online marketing services	632,882	611,140	584,432	86,135	1,138,232	1,195,572
Total net revenues	1,417,541	1,348,022	1,466,861	216,189	2,715,803	2,814,883

Cost of revenues
Learning services	264,734	250,027	274,806	40,501	506,845	524,833
Smart devices	74,135	65,713	58,346	8,599	164,986	124,059
Online marketing services	469,312	429,989	416,834	61,434	820,385	846,823
Total cost of revenues	808,181	745,729	749,986	110,534	1,492,216	1,495,715

Gross margin
Learning services	59.8%	60.2%	65.5%	65.5%	59.8%	63.1%
Smart devices	41.5%	39.9%	32.8%	32.8%	48.0%	36.8%
Online marketing services	25.8%	29.6%	28.7%	28.7%	27.9%	29.2%
Total gross margin	43.0%	44.7%	48.9%	48.9%	45.1%	46.9%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026
	RMB	RMB	RMB	USD	RMB	RMB

Net (loss)/income attributable to ordinary shareholders of the Company	(17,763)	38,577	73,787	10,875	58,980	112,364
Add: share-based compensation	6,585	8,622	12,471	1,838	11,815	21,093
impairment of long-term investments	25,730	-	6,031	889	25,730	6,031
Less: gain from fair value change of long-term investment	(1,765)	(1,339)	-	-	(1,765)	(1,339)
Less: GAAP to non-GAAP reconciling item for the loss/(income) attributable to noncontrolling interests	(272)	(970)	(1,706)	(251)	(569)	(2,676)
Non-GAAP net income attributable to ordinary shareholders of the Company	12,515	44,890	90,583	13,351	94,191	135,473

Non-GAAP basic net income per ADS	0.11	0.38	0.76	0.11	0.80	1.14
Non-GAAP diluted net income per ADS	0.10	0.37	0.75	0.11	0.79	1.12

Shares used in computing non-GAAP basic net income per ADS	117,868,295	118,671,804	118,907,994	118,907,994	117,732,413	118,790,556
Shares used in computing non-GAAP diluted net income per ADS	119,660,859	120,444,180	120,626,317	120,626,317	119,583,256	120,535,906